UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  333-76609

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:

September 30, 2001

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AMERICABILIA.COM, INC.
Full Name of Registrant

Former Name if Applicable

150 Cassia Way, Suite 400
Address of Principal Executive Office (Street and Number)

Henderson, Nevada 89014
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             There will be a delay in filing the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 because the Company's management needs additional time to analyze and review the financial statements and to complete the Management's Discussion and Analysis portion of the report.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Karen Nicolai Winnett, Esq.	(949)	823-6034
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

americabilia.com, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

November 15, 2001

americabilia.com, Inc.

	By:	/s/ GARY MOORE
Gary Moore, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

ATTACHMENT – PART IV(3)

             The Company anticipates that there will be a significant change in results of operations from the corresponding period for the last fiscal year reflected by the earnings statements to be included in the Form 10-Q.  It is anticipated that revenues and net income for the quarter ended September 30, 2001 will be less than those reported for the corresponding period for the last fiscal year.  It is anticipated that revenues for the quarter ended September 30, 2001 will be approximately $443,190 as compared to revenues for the quarter ended September 30, 2000 of $741,798.  It is anticipated that net loss for the quarter ended September 30, 2001 will be approximately $345,194 as compared to net loss for the quarter ended September 30, 2000 of $53,328.  The Company's financial statements included in the Form 10-Q for the quarter ended September 30, 2001 will contain a going concern footnote.